UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gehl Company
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)

368483103
(CUSIP Number)

December 31, 2005**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Reporting Person is filing this Amendment No. 1 to Schedule 13G to satisfy its reporting obligations pursuant to Rule 13d-2(b) under the Act for each of the calendar years ended December 31, 2005 and December 31, 2006.

CUSIP No. 368483103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Manitou BF S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
France
NUMBER OF	5	SOLE VOTING POWER 1,545,401 as of December 31, 2005 and 1,748,046 as of December 31, 2006
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER - 0 -
REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 1,545,401 as of December 31, 2005 and 1,748,046 as of December 31, 2006
	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,401 as of December 31, 2005 and 1,748,046 as of December 31, 2006
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9% as of December 31, 2005 and 14.4% as of December 31, 2006
12		TYPE OF REPORTING PERSON CO

Item 1.
(a)	Name of Issuer: Gehl Company
(b)	Address of Issuer’s Principal Executive Offices: 143 Water Street, West Bend, WI 53095
Item 2.
(a)	Name of Person Filing: Manitou BF S.A.
(b)	Address of Principal Business Office or, if none, Residence: Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158
(c)	Citizenship: France
(d)	Title of Class of Securities: Common Stock, $0.10 par value
(e)	CUSIP Number: 368483103
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.
Item 4.	Ownership
(a)	Amount Beneficially Owned: See response to Item 9 on the cover page.
(b)	Percent of Class: See response to Item 11 on the cover page.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of: See response to Item 8 on the cover page.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.
Item 9.	Notice of Dissolution of Group Not applicable.
Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

MANITOU BF S.A.
By:	/s/ Marcel Claude Braud
Name: Marcel Claude Braud
Title: President and Chief Executive Officer